Exhibit 99.(a)(1)

Reject Harmony’s Hostile and Unsolicited Offer

Harmony’s offer destroys
value for Gold Fields shareholders

Offer Response Document

Goldman Sachs International which is authorised and regulated in the UK by the Financial Services Authority, and JPMorgan are each acting exclusively for Gold Fields and no one else in connection with the Offer (as defined in this document) and will not be responsible to anyone other than Gold Fields for providing the protections afforded to customers of Goldman Sachs International and JPMorgan, as the case may be, or for providing advice in relation to the Offer or any matter referred to herein.

Forward-looking statements

This document contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this document are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document and Gold Fields’ Annual Report on Form 20-F for the financial year ended 30 June 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in countries in which Gold Fields operates.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

This document will be filed with the SEC as an exhibit to Gold Fields Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and holders of Gold Fields shares and ADSs are advised to read this document and the Schedule 14D-9 as they both contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including the registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, dated 21 October 2004 and related exchange offer materials as well as its Tender Offer Statement on Schedule TO filed with the SEC on 22 October 2004, will also be available free of charge on the SEC’s website.

This document is important and requires your immediate attention

If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, financial adviser, attorney, CSDP or broker, accountant or other professional immediately.

If you have disposed of all your Gold Fields shares or Gold Fields ADSs, then this document should be handed to the purchaser of such Ordinary Shares or ADSs or to the stockbroker, financial adviser, attorney, CSDP or broker, accountant or other agent through whom the disposal was effected.

If you do not wish to accept the unsolicited and hostile Offer, instruct any CSDP, broker, nominee, custodian, trustee or other financial intermediary to whom you have given a mandate, to take no action.

If you have accepted the Offer you can withdraw your acceptance in respect of Gold Fields shares and Gold Fields ADSs. If you are a certificated Gold Fields shareholder, you should complete the enclosed RED Form of Withdrawal of Acceptance. If you are an uncertificated Gold Fields shareholder please contact your CSDP or broker and furnish them with your instructions to withdraw such acceptance. If you wish to withdraw your acceptance in respect of Gold Fields ADSs, please complete the GREEN Notice of Withdrawal. Completed GREEN Notices of Withdrawal, should be returned to the Bank of New York, as tender agent, in accordance with the instructions set out on the Notice of Withdrawal. For more information, please refer to the section headed “Withdrawal rights” in Appendix 3.

Reject Harmony’s Hostile and Unsolicited Offer

IMPORTANT NOTICE

Shareholders are referred to the announcements made by Gold Fields on 26 October 2004 and 27 October 2004 wherein Gold Fields advised shareholders that they had received legal advice to the effect that Harmony’s early settlement offer was an unlawful stratagem to evade the jurisdiction of various regulatory authorities and was furthermore unlawful and of no force and effect on account of its failure to be accompanied by a registered prospectus in terms of section 145 of the Companies Act, 1973, as amended. Shareholders were further advised that application had been made to the High Court of South Africa for an interdict to prevent the unlawful implementation of the Offer. Gold Fields’ position is therefore that the Offer is unlawful and in effect a nullity. The issue of this document must therefore not be construed as being an admission that any provision of the Code is applicable or as a waiver of any rights whatsoever in respect of Gold Fields’ contentions relating to the offer by Harmony. The validity of Harmony’s proposals is also the subject of a challenge before the Competition Tribunal. Shareholders are advised that should they accept either the early settlement offer or the subsequent offer prior to the validity of the proposals being determined by the appropriate authorities there can be no certainty that Harmony will be able to implement the proposals and may be required to return the Gold Fields shares tendered.

Reject Harmony’s Hostile and Unsolicited Offer

Letter from the Chairman of Gold Fields

3 November 2004

Dear Shareholder

Why you should reject the Harmony offer

On 18 October 2004, Harmony Gold Mining Company Limited announced an unsolicited and hostile proposal to merge with Gold Fields. Harmony is offering to acquire each of your Gold Fields shares in return for 1.275 new Harmony shares and each of your Gold Fields ADSs in return for 1.275 new Harmony ADSs. In accordance with their obligations to act in your best interests, your Board has considered Harmony’s offer and taken independent financial advice from Goldman Sachs and JPMorgan. The purpose of this document is to provide you with your Board’s view on Harmony’s offer and to communicate the advice that your Board has received.

It is rare indeed that a hostile takeover bid has combined such a serious threat with such little merit. Harmony’s offer to acquire Gold Fields is inappropriate in its tactics, and is founded on two baseless propositions: one, that Harmony’s management can run the Gold Fields mines so efficiently that they will more than compensate for the significant dilution inherent to Gold Fields shareholders in the proposal; and two, that the widely supported Gold Fields International transaction with IAMGold is value destroying to the Gold Fields shareholder. Both arguments are totally flawed and unconvincing and, as a result, the Board of Directors of Gold Fields urges you to reject Harmony’s offer.

This document examines the plausibility and asserted financial merits of the proposal. The analysis and conclusions drawn support the Directors’ conviction that Harmony’s offer, as proposed, is categorically not in the interests of Gold Fields shareholders and substantially undervalues your company. There are, however, some particular points to which I would like to draw your attention in this letter.

Coercive Offer Structure
The Harmony proposal consists of two parts. The first part comprises an early settlement offer to acquire up to 34.9% of Gold Fields shares on the basis of 1.275 Harmony shares (or ADSs) for each Gold Fields share (or ADS). The second part is a subsequent offer for the remaining Gold Fields shares and ADSs not tendered in the early settlement offer and includes the Gold Fields shares owned by Norilsk. The subsequent offer is conditional upon, among other things, Gold Fields shareholders rejecting the proposed transaction with IAMGold.

Such a two part transaction structure is coercive and would not be permitted under takeover rules in a number of other jurisdictions, including the United Kingdom and Germany. It allows Harmony (with the support of Norilsk) to exercise a degree of control over the Company without successfully bidding for the whole Company, without normal regulatory approvals and without paying a full control premium. The terms

Reject Harmony’s Hostile and Unsolicited Offer

of the Norilsk undertaking not to accept the early settlement offer confirm, we believe, that they are acting together in this respect. Furthermore, because of the relatively small number of acceptances that Harmony must obtain in order to exercise its influence, the offer puts excessive power in the hands of a limited number of Gold Fields shareholders with short-term interests to the detriment of the wider Gold Fields shareholder community. This means that you, the loyal Gold Fields shareholder, could be left invested in Gold Fields in circumstances where the subsequent offer fails but Harmony together with Norilsk are free to exercise control.

As referred to in the notice on page 2 we have commenced an action in relation to the unlawful implementation of the Offer under the Companies Act. In addition, we have also launched an urgent application to the Competition Tribunal in terms of which a temporary interdict is sought in relation to implementation of the early settlement offer. Furthermore, Gold Fields has made a number of representations to the SRP which support our view that this proposal is not made in accordance with the spirit of their rules. Your Board believes that the structure of Harmony’s offer is coercive and contrary to accepted principles of equitable treatment of all shareholders in an offer context. Your Board intends to pursue the protection of your rights through all possible avenues. If Harmony believes that the value proposition is fair to Gold Fields then it should be presented in a form that allows all shareholders, without coercion and with all the necessary information that a full prospectus provides, to evaluate the merits of the offer.

Harmony’s offer destroys shareholder value
The Harmony offer is dilutive to Gold Fields shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength.

Harmony is visibly financially stretched as evidenced by its five successive quarters of headline losses and the fact that its credit rating has been recently downgraded by Fitch Ratings. Harmony’s decrease in cash was R401 million over the three months to 30 September 2004 and a further R923 million over the previous quarter. Furthermore, there is little relief in sight for Harmony with the Rand/US$ exchange rate at a level around R6.10:US$1.

In stark contrast to Harmony, Gold Fields is well-capitalised, operating a sustainable business and generating profits for its shareholders. Given today’s gold price environment, your Board believes Harmony is overvalued compared to Gold Fields and that Harmony’s all-share offer fails sufficiently to reflect this.

Even if one were to accept that current market prices accurately reflect the relative value of both companies (and as emphasized above, your Board does not), the premium Harmony is offering Gold Fields shareholders is grossly inadequate. Harmony has publicly claimed they are offering a premium of approximately 29% to Gold Fields shareholders. In reality, the actual premium, calculated using the closing prices of each company’s ADSs on the NYSE one business day prior to announcement, is a paltry 7% and the premium, calculated using the closing prices of each company’s shares on the JSE one business day prior to announcement is a mere 13%.

Reject Harmony’s Hostile and Unsolicited Offer

Harmony offer entails significant risk for Gold Fields shareholders
In addition to significantly undervaluing Gold Fields shares, Harmony proposes that Gold Fields shareholders accept its shares and not cash. Cash is the usual form of consideration offered in unsolicited and hostile situations. For Gold Fields shareholders this means that the value of what you are being offered is dependent on Harmony’s share price performance during the course of the Offer, the underlying value of the Harmony assets and the future performance of Gold Fields assets under Harmony ownership.

By launching this hostile offer, Harmony has not afforded us the ability or the opportunity to adequately determine the true worth of the Harmony assets on your behalf. For example, your Board is concerned by the unexplained differences between Harmony’s claimed reserve position of 62 million ounces as reported in the 2004 Annual Report and the 41 million ounces of reserves stated in the CPR included in Harmony’s South African offer document (Harmony did not make the report available to our US shareholders). In addition, we believe that much of Harmony’s stated resources are of a grade that would not allow for economic extraction without the Rand price of gold more than doubling. Harmony has only undertaken to submit an updated CPR in December 2004, outside the time frame of the early settlement offer.

The future successful performance of Gold Fields’ operations is in danger
Harmony’s ability to successfully manage Gold Fields assets is questionable. Their asset portfolio comprises a disparate collection of mines and shaft systems sold by larger producers unable to run those mines profitably in the longer term. This is in marked contrast to Gold Fields’ focused portfolio of high quality assets.

As this document goes on to illustrate, where Harmony has been successful in reducing costs and extending the lives of mines, its success has often been achieved through a short-term strategy known as “harvesting”. Such activity would be wholly inappropriate at Gold Fields mines and would seriously damage our long-term prospects. A number of Harmony’s efforts have been unsuccessful, including the purchase of St Helena from Gold Fields and the purchase of Elandsrand from AngloGold. Furthermore, Harmony’s legacy of failed international ventures does not bode well for the continued success of Gold Fields’ international operations in Harmony’s hands.

Mr. Swanepoel has failed, despite repeatedly being questioned on the subject, to give a satisfactory explanation of how he will deliver the annual R1 billion cost synergies that he has promised to extract from Gold Fields’ operations. Eliminating the Gold Fields head office would cut muscle, not fat, and Gold Fields’ corporate costs are already competitive at less than US$5 per ounce. At the operational level our labour rates are comparable with Harmony’s and in similar mining conditions our work force and management outputs are also comparable. On relative terms, Gold Fields has a better track record of keeping cash costs down than Harmony.

Reject Harmony’s Hostile and Unsolicited Offer

Harmony’s management
Harmony has lost much of their management talent, including some of those people who were responsible for establishing Harmony. Your Board believes that the current management team is thinly stretched – Mr. Swanepoel himself has approximately 35 people reporting directly to him and Harmony’s hostile offer, if successful, would create a 7.5 million ounce producer. We believe that this already stretched team, even if supported by those Gold Fields personnel who might stay, would be inadequate to manage such a large undertaking with its complex worldwide operations.

For these reasons the Board of Directors firmly believes that Harmony’s value proposition is unlikely to deliver the superior returns to Gold Fields shareholders that could be achieved through an independent Gold Fields. Our track record shows this. Over the last five years we have outperformed Harmony, with total returns (including dividends re-invested) to our shareholders of 200%. Looking to the future, we believe that we are well positioned to preserve and create further value.

The Gold Fields International Transaction
You are also being sent a separate shareholder circular in relation to the proposed Gold Fields International transaction – a reverse takeover of IAMGold. This separate circular sets out in detail the rationale for this transaction and the benefits which it will deliver to Gold Fields shareholders. While this offer response document attempts to correct some of the misrepresentations made by Harmony in relation to the Gold Fields International transaction, you should refer to the separate circular for a detailed explanation of the transaction.

Your Board firmly believes that the acquisition of the IAMGold assets at a fair value represents an opportunity to acquire incremental high quality production and reserves, capture an uplift in value for our international assets, and create a platform and currency for further international growth for Gold Fields shareholders. Gold Fields International (as IAMGold is to be renamed) will be controlled and consolidated by Gold Fields through its 70% ownership and arrangements that allow Gold Fields to appoint seven out of the ten Gold Fields International board members. Since the announcement of the Gold Fields International transaction in August 2004 the implied value of Gold Fields’ holding in the enlarged IAMGold has increased by R8.3 billion. This is a strong endorsement by the market of the re-rating and value creation thesis underpinning this initiative. Acceptance of Harmony’s offer would mean that Gold Fields shareholders and holders of Gold Fields ADSs would be denied the opportunity to take advantage of this exciting development for Gold Fields.

Reject Harmony’s Hostile and Unsolicited Offer

Gold Fields Directors’ Recommendation

Your Board, which has been advised by Goldman Sachs International and JPMorgan, believes that Harmony’s proposals do not fully value your Company and therefore recommends that you should take no action in relation to either the early settlement offer or the subsequent offer.

Goldman Sachs International and JPMorgan have each furnished an opinion to the Directors to the effect that the Exchange Ratios are not fair, from a financial point of view, for Gold Fields shareholders and that the offer by Harmony is not reasonable. The letters from Goldman Sachs International and JPMorgan are included in Appendix 1 and 2, respectively.

Your Directors do not intend to accept the early settlement offer or the subsequent offer in respect of their own beneficial holdings of Gold Fields shares.

You should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a CSDP, broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

If you have accepted either the early settlement offer or the subsequent offer you should withdraw your acceptance by signing and completing the enclosed RED Form of Withdrawal of Acceptance (if you hold Gold Fields shares) or the enclosed GREEN Notice of Withdrawal (if you hold Gold Fields ADSs). Completed RED Forms of Withdrawal of Acceptance (in respect of Gold Fields shares) should be returned to Harmony’s transfer secretaries in accordance with the instructions set out on the Form of Withdrawal of Acceptance. Completed GREEN Notices of Withdrawal (in respect of Gold Fields ADSs) should be returned to the Bank of New York, as tender agent, in accordance with the instructions set out on the Notice of Withdrawal.

Yours sincerely,

Chris Thompson
Chairman

Reject Harmony’s Hostile and Unsolicited Offer

Key messages for Gold Fields shareholders

The hostile and unsolicited offer by Harmony to you, the Gold Fields shareholder ...

■	Is not in your interest

■	Is surrounded by uncertainty

■	Substantially undervalues your shares

Harmony is ...

■	Financially stretched

■	Under-performing compared to Gold Fields

■	Offering you its overvalued shares, not cash

■	Trying to acquire Gold Fields on the cheap

■	Not as effective an operator as it would have you believe

■	Unclear as to its real intentions with Gold Fields’ assets

An independent Gold Fields is a better proposition for you ...

■	Gold Fields has a superior track record for delivering value to shareholders

■	Gold Fields continues to cut costs, invest and grow

■	The Gold Fields International transaction creates value for Gold Fields shareholders

Reject Harmony’s Hostile and Unsolicited Offer

Harmony’s hostile and unsolicited offer is structured to buy Gold Fields on the cheap

■	The board is of the view that Harmony’s offer is a coercive attempt to gain control of Gold Fields, with Norilsk, via an early settlement offer before making a full offer to all shareholders at a fair price

     Offer mechanics

■	Step 1: An early settlement offer to acquire 34.9% of Gold Fields

■	Step 2: A subsequent offer for the remaining shares of Gold Fields, including the shares owned by Norilsk, subject to the Gold Fields International transaction being voted down

■	The two-step structure would not be permitted in a number of other jurisdictions and is designed to circumvent regulatory requirements

■	If the second step offer, for the remainder of the shares, fails, Harmony and Norilsk could still exercise control without having paid a fair control premium

■	This is a blatant attempt by Harmony and Norilsk to stop the value creating Gold Fields International transaction and we believe they are acting in concert

■	There should be a single, properly structured offer for 100% of Gold Fields shares

■	Harmony intends to “consider ... value creation opportunities for the international portfolio ... [which] might include a future listing, or collective disposal of the international asset portfolio, or the disposal of participations in an individual asset”[2]

–	Harmony should come clean on its intentions

Wealth warning – you may incur a tax liability by accepting the first step offer1

Harmony’s hostile and unsolicited offer is not in your interest

[1]Please refer to Appendix 3 for more information
[2]Source:	Harmony Offer Document to Gold Fields shareholders

Reject Harmony’s Hostile and Unsolicited Offer

Financial impact on Gold Fields shareholders

Effect on owner of 100 Gold Fields shares who accepts the offer in respect of 100% of his/her holdings1

Headline earnings2 (R)

Cash flow from operations2 (R)

Net Present Value3 at R85,000/kg gold price indexed to 100

Harmony’s offer is highly dilutive on key metrics

[1]Assumes 100% ownership of Gold Fields share capital by Harmony
[2]Source:	Gold Fields and Harmony Annual Reports. Uses diluted shares outstanding as reported in these Annual Reports
[3]Source:	Gold Fields Life of Mine plans and Harmony’s CPR assuming a 5% real discount rate for both companies. Uses diluted shares outstanding as reported in the Annual Report

Reject Harmony’s Hostile and Unsolicited Offer

Harmony is burning cash and its balance sheet is challenged

Harmony’s indicative net debt evolution based on the current burn rate (R million)1

	2003	2004	Q1 2005	Q1 2005
				Annualised

Net Debt/EBITDA[1]	0.4x	4.6x	8.4x	11.5x
EBITDA/Interest Expense[1]	6.7x	1.1x	0.6x	0.6x

■	Despite claiming that it had managed to stem its cash burn in Q1 2005, Harmony’s cash outflow before financing was R288 million

■	Based on this burn rate, Harmony is:

•	Not generating sufficient cash to meet its interest obligations

•	Facing a possible cash crunch – there is a bullet repayment of approximately R490 million due by January 2005

■	Absent a rapid recovery, Harmony may need to raise additional equity thereby further diluting its shareholders

•	The R1.7 billion raised through an equity-linked offering in May 2004 is being rapidly depleted

■	Harmony’s credit rating was downgraded by Fitch Ratings in August 2004

■	Is Harmony looking to Gold Fields to solve its balance sheet predicament?

Harmony is financially stretched and running out of cash

[1]Source:	Harmony Annual Report. Q1 2005 net debt calculated as cash outflow before financing activities (R288 million) plus net debt as of
June 2004. Assumes annualised Q1 2005 cash outflow before financing activities

Reject Harmony’s Hostile and Unsolicited Offer

Harmony has consistently been loss making

Harmony cash operating costs[1]	Harmony headline earnings (R million)[1]

■	Harmony’s cash operating costs have increased

•	Despite spending R425 million in restructuring costs, in the last 9 quarters, Harmony’s costs remain high

■	Although Harmony’s Q1 2005 performance showed some signs of improvement, the sustainability of this performance is questionable

•	For example, the results were heavily influenced by the recovered grade at the Evander mine which even Harmony conceded is unlikely to be sustainable

■	Harmony has lost over R1 billion in the last 5 quarters – there is little sign of the much talked about turnaround

Harmony’s financial position has deteriorated

1Source: Harmony Annual and Quarterly Reports

Reject Harmony’s Hostile and Unsolicited Offer

Even on a relative basis, Harmony’s performance has been weak

Comparison of Harmony and Gold Fields income statements – the numbers tell the story!

■	In 2004, Gold Fields’ South African operating profit was 4.7x greater than Harmony’s

■	In Q1 2005, Harmony posted a net operating loss of R(112) million versus a R120 million operating profit by Gold Fields

		Gold Fields	Harmony	Gold Fields	Harmony
South Africa		F2004	F2004	Q1 2005	Q1 2005

Gold produced	kg	87,204	100,026	21,779	23,390
Cash operating costs	R/kg	72,805	79,736	72,533	79,169
Total cash costs	R/kg	73,626	n/a	73,263	n/a
Revenue	Rm	7,471	8,527	1,784	1,946
Cash operating costs	Rm	6,349	7,976	1,580	1,852
Cash operating profit	Rm	1,122	551	204	94
Rehabilitation cost provision[1]	Rm	37	(26)	10	14
Employment termination cost[1]	Rm	72	224	16	154
Corporate marketing and new business[1]	Rm	225	184	58	38
Operating profit	Rm	788	169	120	(112)

■	In 2004, Gold Fields’ group operating profit was 11.7x greater than Harmony’s

■	In Q1 2005, Harmony posted a net operating loss of R(73) million versus a R456 million operating profit by Gold Fields

		Gold Fields	Harmony		Gold Fields	Harmony
Group		F2004	F2004		Q1 2005	Q1 2005

Gold produced	kg	137,044	103,127		33,060	25,822
Cash costs	R/kg	67,075	79,599		66,516	77,880
Revenue	Rm	11,773	8,789		2,705	2,144
Gold inventory charge	Rm	47	—		(87)	—
Operating profit	Rm	2,315	198	[2]	456	(73)[3]
Operating margin	%	20	3		17	(3)

Harmony is under-performing Gold Fields

1Harmony does not provide a geographic split on these costs. All these costs have been allocated to the South African operations
2Compares to Harmony’s published cash operating profit of R580 million; see appendix 4 for reconciliation
3Compares to Harmony’s published cash operating profit of R133 million; see appendix 4 for reconciliation

Reject Harmony’s Hostile and Unsolicited Offer

Harmony is offering Gold Fields shareholders its overvalued shares NOT CASH

■	Harmony’s financially stretched position combined with our assessment of relative value indicates that the Offer undervalues Gold Fields in today’s approximately R85,000/kg gold price environment

Relative Contribution Based on Operating Fundamentals

■	Harmony’s offer of 1.275 Harmony shares for every Gold Fields share would result in Gold Fields shareholders owning only 66.1% of a combined Gold Fields/Harmony

Harmony’s offer is not equitable for Gold Fields shareholders

[1]Source:	Gold Fields and Harmony 2004 Annual Reports
[2]Source:	Company estimates based on Gold Fields Life of Mine plans and Harmony’s CPR assuming a 5% real discount rate for both companies. Estimates assume a real R85,000/kg gold price

Reject Harmony’s Hostile and Unsolicited Offer

In addition, the premium offered to Gold Fields’ shareholders is derisory compared to relevant benchmarks

■	Based on NYSE ADSs closing prices on 15 October 2004 Harmony is offering you a 7% premium, and a 13% premium based on the JSE share close on the same day

Harmony claims:

■	It is offering shareholders a 29% premium on a 30-trading day Gold Fields VWAP
■	That this premium is generous compared to a set of selectively chosen benchmarks that show premia ranging between 20% to 25%

This is misleading to Gold Fields shareholders

■	The 4-day VWAP premium on Harmony’s offer before 15 October 2004 is 22%

■	Relevant precedents show that in previous global hostile offers companies have, on average, typically received premia in excess of 40%

■	For the past 10 years, 82% of global hostile offers over US$500 million have included a cash component

■	Gold Fields shareholders must be aware that any headline premium offered by Harmony may be eroded by any fall in Harmony’s share price
•	Since announcement, Harmony’s share price has fallen 14% on the JSE[2]

Harmony is attempting to acquire control of Gold Fields on the cheap

1Source: SDC. Average premia of hostile deals above US$500 million since 1994
2Calculated from close on 15 October 2004 to 1 November 2004

Reject Harmony’s Hostile and Unsolicited Offer

Exposing the “Harmony Way”

■	“Significantly reduce overall unit costs”

•	Is Harmony’s cost strategy sustainable?

•	Evander and Elandskraal show initial savings but an ultimate reversion or worsening of real unit costs over time

Evander 4-quarter real average costs R/kg1

Evander 4-quarter real average costs R/ton1

Elandskraal 4-quarter real average costs R/kg1

Elandskraal 4-quarter real average costs R/ton1

■	In claiming R1 billion in cost savings, Harmony has not articulated how these can be delivered:

•	On a sustainable basis

•	In a manner consistent with long-term shareholder value creation

•	Without seriously damaging Gold Fields’ corporate social responsibility profile

•	Without massive job losses

■	Harmony’s claim is a tall order in the context of Gold Fields’ corporate costs already being competitive at less than US$5/oz

■	“Create further employment opportunities and extend the list of existing jobs”

•	The R425 million restructuring costs incurred in the last nine quarters make it difficult to understand how Harmony could be creating jobs

The “Harmony Way” is clearly not as effective as they would have you believe

[1]Source:	Real averages over four preceeding quarters based upon Harmony’s Quarterly results expressed in June 2004 terms using the South African CPIX deflater

Reject Harmony’s Hostile and Unsolicited Offer

Exposing the “Harmony Way”

■	“Create additional cash flow to fund capital and development expenditure”

•	No additional cash flows seem forthcoming given the overly stretched balance sheet and poor financial performance

•	Current EBITDA does not even cover interest payments or capital expenditure

■	“Increase reserves and expand and enhance the economic life of mines”

Consistency?

Confusing?

Properly disclosed?

Reconcilable?

Gold ounces
Harmony’s reserve disclosure	(million)
June 2003 annual report	62
June 2003 20F Filing	50
April 2004 CPR[1]	41
June 2004 annual report	62
June 2004 20F Filing	62
October 2004 Form F-4 to US shareholders	62

■	We advise shareholders to exercise caution as Harmony has provided no explanation for the differences between their 2004 annual reported figure of 62 million reserve ounces against the independently audited 41[1] million ounces stated in the CPR

■	How realistic is Harmony in reporting 521 million ounces of resources in its 2004 annual report?

•	This resource declaration is calculated at a cut off of 250 centimetre.grams per ton for underground mines – this equates to using a gold price of more than R200,000/kg or more than US$1,000/oz at today’s exchange rate

■	How do the 521 million ounces reconcile to Harmony’s reported 279[2] million ounces of resources in the offer document sent to Gold Fields shareholders?

■	Harmony has stated that an updated CPR would be available in December 2004, however Harmony is asking you to evaluate its offer before this information is available

The “Harmony Way” is surrounded by uncertainty

[1]Source:	Offer document including PNG reserves
[2]Source:	Offer document including PNG, Wafi Gold and Golpu resources

Reject Harmony’s Hostile and Unsolicited Offer

The “Harmony Way” does not travel well

■	Despite many attempts to expand offshore, Harmony remains predominantly South African focused with limited international exposure or known expertise

Harmony gold production 2004 –kg1	Harmony gold reserves 2004 – kg1

■	Harmony’s stated acquisition skills have not translated into a meaningful international operating base

■	Harmony’s international portfolio is limited to Australia and Papua New Guinea

■	Harmony has no proven track record as an operator of offshore assets. Its ability to run a geographically diversified asset portfolio is highly questionable
•	In addition, Harmony has never constructed a new mine offshore

■	Does Harmony have the management resources to operate a R70 billion company with over 100,000 employees and assets spread across 4 continents?

The Canadian story: A four year path to value destruction

Harmony’s international track record does not inspire confidence

[1]Source:	Harmony 2004 Annual Reports

Reject Harmony’s Hostile and Unsolicited Offer

An independent Gold Fields will continue to generate superior returns for its shareholders by preserving and creating value

■	In executing its well articulated strategy of optimising operations and growing the company, Gold Fields has created tremendous value for shareholders

Production1

Reserves (net of depletion)2

Share price3

■	Gold Fields management continues to be committed to:

•	Increasing annual production

•	Higher productivity levels and growing margins

•	Creating a balanced portfolio of assets to preserve and create further value for Gold Fields shareholders

Over the last 5 years, Gold Fields has generated total returns for shareholders including dividends of 200% against the 112% generated by Harmony4

[1]Source:	Gold Fields Annual Reports
[2]Source:	Gold Fields Annual Reports. Attributable reserves net of depletion
[3]Source:	Datastream. Market data as of 15 October for each respective year
[4]Source:	Datastream. Total shareholder return indexed from 15 October 1999 to 15 October 2004. Calculated as absolute returns including dividends reinvested

Reject Harmony’s Hostile and Unsolicited Offer

Highlights of our strategy – Optimising operations
in South Africa

A sustainable strategy to reduce operating costs to below R70,000/kg

■	Cost control

•	Shared services initiatives are improving procurement and reducing materials consumption and costs at the mines

•	Gold Fields is making substantial progress in realising the targeted R400 million in annual cost savings

Cash operating costs for Harmony and Gold Fields (R/kg)1

Harmony – South African operations

Gold Fields – South African operations2

■	Enhancing revenue generation

•	Driving to achieve quality volumes at the mines and improving productivity

•	Maintaining mined grades within strictly controlled ranges and primary development rates above 120 kilometres per annum

•	Exploiting gold opportunities in previously mined areas

•	Incremental revenues of R400 million per annum are being targeted

Additional operating profits of R800 million per annum targeted from revenue and cost initiatives by Gold Fields – why give this up to the Harmony shareholders?

[1]Source:	Harmony and Gold Fields quarterly reports
[2]Gold Fields numbers have been re-calculated as cash operating costs as per Harmony; refer to Appendix 4 for reconciliation

Reject Harmony’s Hostile and Unsolicited Offer

Highlights of our strategy – Investing in South Africa

R4.8 billion invested in South Africa over the last 5 years to successfully position our operations for the future

Cumulative capital expenditure in South Africa (R billion)1

■	We have continued to build new long-life shafts at Driefontein, Kloof and Beatrix

■	We have modernised and upgraded metallurgical plant facilities

■	We continue to improve underground working conditions for our people through project 28.5°C, which is a major project aimed at improving safety and production performance

■	We have invested and continue to invest in our ore bodies and have improved the available ore reserve positions at our long life shafts to more than 18 months

■	Exploration spend was increased to improve geological and valuation confidence for below infrastructure reserves at Kloof, Driefontein and Beatrix.

•	A total of R62.4 million was spent on exploration in South Africa in F2004

■	Full feasibility studies for drop down projects to access some 11 million ounces at Kloof and Driefontein have been substantially completed

■	We invest R124 million per annum in developing the skills of our people and will continue to invest in education and training programmes

This is hardly a company that is in “harvest” mode!

■	How does Gold Fields’ investment strategy compare to Harmony’s?

•	During F2004, Gold Fields invested R878 million at its South African operations

•	By comparison, Harmony has spent R726[2] million on its own capital programmes in South Africa

[1]Source:	Gold Fields Annual Report
[2]Source:	Harmony Annual Report

Reject Harmony’s Hostile and Unsolicited Offer

Highlights of our strategy – Positioning Gold Fields for international growth

■	The creation of Gold Fields International through our reverse takeover of IAMGold represents an exciting opportunity for Gold Fields shareholders

■	The transaction will facilitate an enlarged Gold Fields International to grow its production by a targeted 1.5 million ounces over the next 3 years

■	Focus:

•	A focused South African management team to concentrate on maintaining flexibility and profitability, offering investors gold price and reserve optionality

•	Gold Fields International positioned as a dynamic growth vehicle with enhanced project development and deal-making capacity

■	The Gold Fields International transaction provides an international growth platform and enhanced access to international capital markets

■	Gold Fields will fully CONSOLIDATE and CONTROL Gold Fields International, thereby enabling Gold Fields shareholders to benefit from future upside

•	70% ownership	= Control
•	7 out of 10 board members
•	Gold Fields management
•	Top-up rights to mitigate dilution

Gold Fields International is set to grow and create significant value for Gold Fields shareholders

*Mvelaphanda Resources has the right to acquire a 15% interest in Gold Fields Mining South Africa in 2009

Reject Harmony’s Hostile and Unsolicited Offer

The Gold Fields International transaction has already created value for Gold Fields shareholders

■	By persuading IAMGold of the strategic rationale and compelling logic of a combination with Gold Fields International, Gold Fields management secured an exchange ratio on an NAV basis

■	At the time the transaction was announced Gold Fields’ international portfolio of assets was valued at 1.1x NAV[1] compared to IAMGold’s market value of 1.7x NAV[1]

■	Injection of the Gold Fields’ international assets immediately resulted in a re-rating from 1.1x to 1.7x thereby crystallising R5.3bn of additional value for Gold Field shareholders

■	Post announcement, IAMGold’s share price has been a proxy for the market value of Gold Fields International

•	A strong equity story has led to a further re-rating of Gold Fields’ international assets creating another R3.0 billion of value for Gold Fields shareholders

Value creation[2]	Share price performance over period 10 August to 14 October 2004[3]

Harmony claims:

■	No market or operating fundamentals to support a re-rating

■	An increase of 100% in the IAMGold share price from C$6.99 to C$14.04 needed in order for the Gold Fields shareholders to break even

■	R8 billion of value has already been created for Gold Fields shareholders since announcement and the Gold Field share price has outperformed. There is no value leakage!

Don’t let Harmony destroy the value created by the Gold Fields International transaction

[1]Source: RBC Capital Markets equity research
[2]Source: Gold Fields calculations. See Appendix 4 for reference
[3]Source: Datastream using NYSE (American Stock Exchange – IAMGold) closing share price on 11 August 2004 (day before Gold Fields’ announcement of transaction) and 14 October 2004
4IAMGold share price performance since announcement on 10 August is a proxy for the value of Gold Fields International

Reject Harmony’s Hostile and Unsolicited Offer

Setting the Record Straight – on Gold Fields International

Harmony's Statements	The Truth about Harmony's Statements

Assets sold to IAMGold at a substantial discount?	Gold Fields’ international assets are being consolidated in a value releasing transaction, capturing IAMGold’s 1.7x NAV market premium
Creation of two mid cap businesses, lacking in scale?	Gold Fields will consolidate Gold Fields International to retain scale with the benefit of highly rated and liquid North American paper
Future value from financial re-rating?	The transaction rationale not only delivers a re-rating but also enhanced access to international capital markets, driving accelerated growth opportunities
Loss of financial flexibility and stunted growth prospects?	This is not true. Indeed, Gold Fields International will have increased financial flexibility which will drive growth opportunities
South African assets prematurely placed into harvest mode?	Gold Fields has continued to build on reserves and spend on infrastructure at its South African operations. With R878 million spent in F2004 this hardly indicates harvest mode
Loss of management control?	Through its 70% ownership and 7 out of 10 board members, Gold Fields retains control over Gold Fields International
Complex and inefficient corporate structure?	Gold Fields controls and consolidates Gold Fields International. This is not complicated
Ability to maintain dividends?	The Gold Fields International transaction allows for a fully funded organic growth plan. South African assets will not have to export capital abroad to fund international growth projects
Growth potential of international assets diluted?	Geographic focus coupled with a more favourable deal currency and management control will enhance Gold Fields’ international growth opportunities. Gold Fields has the right to top up its ownership and maintain a minimum of 51% ownership and control

Misunderstood and misrepresented by Harmony

Reject Harmony’s Hostile and Unsolicited Offer

Setting the Record Straight – The Harmony offer

Harmony's claims	The Truth about Harmony's Statements

“Gold Fields shareholders receive an immediate premium”	Harmony is offering a 7% premium at 15 October 2004 NYSE close and 13% premium on JSE close on the same day. This is a negligible premium
“World’s largest gold producer”	Gold Fields already has one of the world’s largest quality production bases and is a cost-effective producer with a visible pipeline of projects. Bulking up with loss making operations is not the answer
“Unclear strategy for future value creation”	Gold Fields’ track record of creating sustainable shareholder value, paying dividends and retaining jobs contrasts to Harmony’s unsustainable loss making approach
“Significant synergies and cost savings”	Harmony’s offer has limited synergies with its variable asset base and vastly inflated potential cost savings, especially when seen in the light of Gold Fields’ current cost saving and revenue enhancing initiatives
“Retention of cash and cash flow to fund development and growth”	The South African and international balance sheets remain intact and well positioned to fund development and growth
“South African assets to be revitalised”	The assets are not in need of revitalisation!
Gold Fields has a track record of inward investment and has invested R4.8 billion over the last 5 years on the South African assets to secure future production
“Single corporate structure”	The structure is geared to unlock shareholder value with Gold Fields controlling Gold Fields International
“Continued ability to pay dividends”	Gold Fields’ policy is unchanged. Gold Fields has a 50% dividend payout policy, subject to investment opportunities

Reject Harmony’s Hostile and Unsolicited Offer

Key messages for Gold Fields shareholders

The offer by Harmony to you, the Gold Fields shareholder ...

■	Is not in your interest

■	Is surrounded by uncertainty

■	Substantially undervalues your shares

Harmony is ...

■	Financially stretched

■	Under-performing compared to Gold Fields

■	Offering you its overvalued shares, not cash

■	Trying to acquire Gold Fields on the cheap

■	Not as effective an operator it would have you believe

■	Unclear as to its real intentions with Gold Fields’ assets

An independent Gold Fields is a better proposition for you ...

■	Gold Fields has a superior track record for delivering value to shareholders

■	Gold Fields continues to cut costs, invest and grow

■	The Gold Fields International transaction creates value for Gold Fields shareholders

For the reasons set out in this document the
Gold Fields Board recommends Gold Fields
shareholders reject the Harmony Offer

Reject Harmony’s Hostile and Unsolicited Offer

Appendix 1

Goldman Sachs International | 13th Floor | The Forum | 2 Maude Street | Sandton 2196 | Republic of South Africa International Tel: +27 (0) 11 303 2700 | International Fax: +27 (0) 11 303 2799
Postal address: PO Box 652937 | Benmore 2010 | Republic of South Africa
Registered in the Republic of South Africa No. 98/06558/10

November 1, 2004

The Board of Directors
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

Dear Sirs:

PURPORTED OFFER BY HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) TO ACQUIRE ALL THE ORDINARY SHARES AND AMERICAN DEPOSITARY RECEIPTS OF GOLD FIELDS LIMITED (THE “COMPANY”)

You have requested our opinion as to whether the Exchange Ratios (as defined below) under the purported offer (the “Offer”) by Harmony to acquire:

1.	all the ordinary shares, par value ZAR 0.50 per share, of the Company (the “Gold Fields Shares”) for 1.275 new ordinary shares, par value ZAR 0.50 per share, of Harmony (the “Harmony Shares”) per Gold Fields Share (the “Share Exchange Ratio”); and

2.	all the American Depositary Receipts evidencing American Depositary Shares (each representing one Gold Fields Share) of the Company (the “Gold Fields ADRs”) for 1.275 new American Depositary Receipts evidencing American Depositary Shares (each representing one Harmony Share) of Harmony (the “Harmony ADRs” and, together with the Harmony Shares, the “Harmony Securities”) per Gold Fields ADR (the “ADR Exchange Ratio” and, together with the Share Exchange Ratio, the “Exchange Ratios”), are fair, from a financial point of view, and/or can be said to be reasonable, for the holders of the Gold Fields Shares and the Gold Fields ADRs (together the “Gold Fields Securities”).

This letter containing our opinion relates only to the Offer announced by Harmony on 18 October 2004 and made in the document published by Harmony on 20 October 2004 (the “Offer Document”) and is presented in accordance with Rule 3.1 of the South African Securities Regulation Code and the Rules of the South African Securities Regulation Panel. Our opinion has been prepared at the request of the Board of Directors of the Company pursuant to the rules referred to in the previous sentence.

Goldman Sachs International has been appointed by the Board of Directors of the Company as independent joint advisers with J.P. Morgan plc to advise on the Offer as to how it affects all holders of Gold Fields Securities, including, specifically, minority holders of Gold Fields Securities.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in

Reject Harmony’s Hostile and Unsolicited Offer

The Board of Directors
Gold Fields Limited
November 1, 2004
Page Two

connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for various purposes. We have acted as co-financial adviser to the Company in connection with (a) the proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with those of IAMGold Corporation and (b) the Offer. We expect to receive fees for our financial advisory services in connection with the Offer and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. In addition we have provided investment banking services to the Company from time to time and we may provide investment banking services to the Company and/or Harmony in the future. In connection with such investment banking services, we have received, and may receive, compensation in respect thereof.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counselling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, may actively trade debt and equity securities in the Company. Harmony and their respective affiliates for their own account and for the accounts of customers and may at any time hold long or short positions in Gold Fields Securities and/or Harmony Securities.

In connection with this opinion, we have reviewed, amongst other things:

1.	the financial terms of the Offer as detailed in the Offer Document;

2.	certain annual financial statements of the Company, including the financial statements for the last three years ending 30 June 2004;

3.	certain interim reports of the Company, including the interim report for the three months ending 30 September 2004;

4.	updated Company estimates and internal forecasts resulting from Gold Fields’ Strategic Planning Process last completed on 31 December 2003;

5.	certain financial and stock market information for the Company compared with similar information for certain other companies, the securities of which are trading publicly;

6.	the reported price and trading activity of Gold Fields Securities over the last three years;

7.	certain annual financial statements of Harmony, including the financial statements for the last three years ending 30 June 2004;

8.	certain interim reports of Harmony, including the interim report for the six months ending 30 September 2004;

9.	the Competent Persons’ Report relating to Harmony prepared by Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) dated 1 July 2003 and the report on significant changes to the operations of Harmony prepared by SRK dated 23 March 2004, both of which are included in the Offer Document;

10.	certain financial and stock market information for Harmony compared with similar information for certain other companies, the securities of which are trading publicly;

11.	the reported price and trading activity of Harmony Securities over the last three years; and

Reject Harmony’s Hostile and Unsolicited Offer

The Board of Directors
Gold Fields Limited
November 1, 2004
Page Three

12.	the financial terms, to the extent publicly available, of certain recent business combinations in the gold and mining sector specifically and in other industries generally including takeovers, mergers, transactions, acquisitions and disposals.

Additionally we have performed such other analyses and valuations and considered such other matters as we deemed appropriate.

We have also (a) reviewed certain internal financial analyses, forecasts and projections for the Company and for Harmony prepared by the senior management of the Company (b) discussed with the senior management of the Company their views on the future prospects of the Company and Harmony (c) reviewed advice provided to the Company from the Company’s legal advisors up to 1 November 2004 and (d) received advice from our own legal advisors up to 1 November 2004.

In particular, it should be noted that we have based our valuations, with your consent, on a gold price assumption of ZAR 85,000/kg in real terms. Our valuations, and therefore our opinion contained in this letter, is sensitive to changes in the ZAR gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer should not be implemented in accordance with its terms.

Our opinion is necessarily based upon economic, market, regulatory and other conditions as well as on the information made available to us as of the date hereof and we are under no obligation to update our opinion to take account of any change in such conditions or information. We have relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with the Company or reviewed by us and, for the purposes of this opinion, have assumed such accuracy and completeness for the purposes of providing this letter.

With respect to any financial analyses, forecasts or projections, we have assumed that these have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Harmony by the senior management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Harmony or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal, other than pursuant to those items numbered 4 and 9 on the previous page.

Our opinion only relates to the Exchange Ratios. We express no opinion as to the underlying decision by the Board of Directors of the Company to make any recommendation to holders of Gold Fields Securities in respect of the Offer. We are not expressing any view or opinion, expressly or implicitly, as to the current or potential future value of Gold Fields Securities or Harmony Securities. Further you have not requested, and we have not carried out, any due diligence on Harmony.

Our advisory services and the opinion expressed therein are for the benefit of the Board of Directors of the Company in connection with its consideration of the Exchange Ratios under the Offer for the holders of Gold Fields Securities. Our opinion is addressed to the Board of Directors of the Company for that purpose. Goldman Sachs International is acting for the Board of Directors of the Company in connection with the Offer and no-one else. Specifically this letter and the opinion contained herein do not constitute a recommendation to any holder of Gold Fields Securities as to whether or not to accept the Offer.

Reject Harmony’s Hostile and Unsolicited Offer

The Board of Directors
Gold Fields Limited
November 1, 2004
Page Four

This Letter has been provided to the Board of Directors of the Company in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for holders of Gold Fields Securities with our permission but it is not for the benefit of, and shall not confer rights or remedies upon, any employee or creditor of Gold Fields, any holder of Gold Fields’ Securities or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Based upon, and subject to, the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratios are not fair, from a financial point of view, nor can the Offer be said to be reasonable for the holders of Gold Fields Securities.

Yours faithfully,

Goldman Sachs International

Managing Director

Reject Harmony’s Hostile and Unsolicited Offer

Appendix 2

2 November 2004

The Board of Directors
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

For the attention of: Mr. Nick Holland

Dear Sirs

HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) - PURPORTED OFFER TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF GOLD FIELDS LIMITED (“GOLD FIELDS”)

On Monday, 18 October 2004, Harmony Gold Mining Company Limited (“Harmony”) announced its intention to make an offer to acquire the entire issued share capital of Gold Fields, subject to the fulfillment of certain conditions precedent, (the “Offer”). Under the Offer, Harmony intends to acquire:

–	all of the issued ordinary shares in Gold Fields (“Gold Fields shares”) for a consideration of 1.275 new ordinary shares in Harmony for every Gold Fields share in respect of which the Offer is accepted (the “Share Exchange Ratio”); and
–	all of the American Depository Shares (“ADS”), each of which represents one Gold Fields share, for a consideration of 1.275 new Harmony shares for each ADS in respect of which the Offer is accepted (the “ADS Exchange Ratio” and, together with the Share Exchange Ratio, the “Offer Consideration”).

Please be advised that while certain provisions of the Offer are summarised above, the terms of the Offer are more fully described in the documents published by Harmony on 20 October 2004 (the “Offer Document”). As a result, the description of the Offer and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Document.

JPMorgan plc (“JPMorgan”) has been appointed by the board of directors of Gold Fields (“the Board”) as joint financial advisors with Goldman Sachs International (“GSI”) to advise on the Offer as to how it affects all holders of Gold Fields shares, including, specifically, minority shareholders of such shares.

Our opinion is necessarily based on public information in respect of Gold Fields and Harmony, information made available to us by, and discussions held with, the management of Gold Fields and its legal advisors up to 26 October 2004, advice received from our own legal advisors up to 26 October 2004, and the regulatory, market and other conditions in effect in the Republic of South Africa (“South Africa”) on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion.

JPMorgan has also had regard to the following:

In respect of Gold Fields:

–	publicly available information in respect of Gold Fields including Gold Fields’ stated net debt at 30 June 2004 and the fully diluted number of Gold Fields shares in issue as at 22 October 2004;

JP Morgan plc • 10 Aldermanbury, London, EC2V 7RF
Tel: +44 (0)20 7742 6400 • Fax +(0)20 7325 5720

Registered in England & Wales No. 246609, Registered Office 125 London West, London EC2Y 5AJ, Authorised and regulated by the Financial Services Authority.

Reject Harmony’s Hostile and Unsolicited Offer

–	information provided to us by, and discussions held with, management of Gold Fields, including forecast cash flows and life of mine plans; and
–	discussions held with the legal advisors to Gold Fields who are of the view that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer is unlawful.

–	We have valued Gold Fields:
–	on a discounted cash flow basis; and
–	using other valuation techniques including an analysis of
–	independent broker reports;
–	comparable trading multiples; and
–	the share price performance of Gold Fields’ shares on the JSE Securities Exchange South Africa (“JSE”)

In respect of Harmony:

–	publicly available information in respect of Harmony, including:
–	the Competent Persons’ report prepared by Steffen, Robertson and Kirsten (South Africa)(Proprietary) Limited (“SRK”) and the report on significant changes to the operations of Harmony prepared by SRK both of which were included in the Offer Document;
–	the annual financial statements of Harmony for the year ended 30 June 2004;
–	Harmony’s stated net debt at 30 June 2004; and
–	the fully diluted number of Harmony shares in issue.

–	We have valued Harmony:
–	on a discounted cash flow basis; and
–	using other valuation techniques including an analysis of:
–	independent broker reports;
–	comparable trading multiples; and
–	the share price performance of Harmony’s shares on the JSE.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on our consideration of the public information available on Gold Fields as at 26 October 2004 information supplied and discussions held with management of Gold Fields prior to 26 October 2004 and public information available on Harmony as at 26 October 2004.

In particular, it should be noted that JPMorgan has based its valuation on an assumed gold price of R85 000 kg in real terms. Our valuation, and therefore our opinion, is sensitive to changes in the Rand gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer should not be able to be implemented in accordance with its terms.

In regard to the above and in giving our opinion, JPMorgan has assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussion with management of Gold Fields. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefore.

Reject Harmony’s Hostile and Unsolicited Offer

In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Gold Fields, to which such analyses or forecasts relate. We have prepared this opinion solely from the information described above and on the basis that there is no additional information that has not been disclosed or furnished to us by Gold Fields or is not in the public domain in respect of Harmony and that could reasonably be expected to either have a material or significant effect on, or be relevant to, our opinion.

Our opinion is necessarily based on economic, market and other conditions as in effect on, the information made available to us as of, and the legal advice received by Gold Fields and by us as at, 26 October 2004. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration and the reasonableness of the Offer, to the shareholders of Gold Fields and we express no opinion as to the underlying decision by the Board to make any recommendation in respect of the Offer to the shareholders of Gold Fields. In particular, we are not expressing any view or opinion, expressly or implicitly, as to the potential future value of Harmony shares. In addition, we have not carried out any due diligence investigations in respect of Harmony.

On the basis of and subject to the aforegoing, it is our opinion, as of the date hereof that the Offer Consideration, does not represent fair value, from a financial point of view, for the shareholders of Gold Fields nor can the Offer be said to be reasonable.

JPMorgan and its Affiliates (collectively, “JPMorgan”) comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in Gold Fields.

We have acted as joint financial advisors with GSI to the Company with respect to the Offer and will receive a fee from the Company for our services. We have also acted as co-financial advisors to the company in respect of the proposed transaction entered into between Gold Fields and IAMGold Corporation Inc.

This letter has been provided to the Board in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for shareholders of Gold Fields with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any employee, shareholder or creditor of Gold Fields, or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Yours faithfully

JPMorgan plc

Reject Harmony’s Hostile and Unsolicited Offer

Appendix 3

Additional information

1	Registered office
Gold Fields Limited is incorporated in the Republic of South Africa under registration number 1968/004880/06 and its registered office is 24 St Andrews Road, Parktown, 2193, South Africa.

2	Directors and responsibility
The contents and the sending of this document to Gold Fields Shareholders have been approved by the Gold Fields Board of Directors. The members of the Gold Fields Board of Directors, whose names appear on page 44, individually and collectively, accept full responsibility for the accuracy of the information given with respect to Gold Fields and certify that to the best of their knowledge and belief, there are no other facts relating to Gold Fields the omission of which would make any statement relating to Gold Fields in this document false or misleading and that they have made all reasonable enquiries to ascertain such facts and that this document contains all information required by applicable laws.

3	Opinion from JPMorgan and Goldman Sachs
JPMorgan and Goldman Sachs have each furnished an opinion to the effect that the Exchange Ratios are not fair, from a financial point of view, for Gold Fields shareholders and holders of Gold Fields ADSs and that the offer by Harmony is not reasonable. The letters from Goldman Sachs and JPMorgan are included in Appendix 1 and Appendix 2, respectively.

4	Withdrawal rights
Gold Fields shareholders have the right to withdraw any Gold Fields shares (or Gold Fields ADSs) that they tender in the early settlement offer at any time up to and including the date upon which the early settlement offer becomes or is declared unconditional in all respects. Similarily, Gold Fields shareholders have the right to withdraw any Gold Fields shares (or Gold Fields ADSs) that they tender in the subsequent offer at any time up to and including the date upon which the subsequent offer becomes or is declared unconditional in all respects. In each case, for a withdrawal to be effective, Harmony’s transfer secretaries must receive a written notice of withdrawal prior to the date upon which the relevant offer becomes or is declared unconditional in all respects.

Certificated Gold Fields shareholders
If you have not dematerialised your Gold Fields shares and you wish to withdraw your acceptance of the early settlement offer and/or the subsequent offer you may use the enclosed RED Form of Withdrawal of Acceptance. There are detailed instructions on this form. You should read these instructions carefully. If you do not follow the instructions your withdrawal may be rejected.

Send the completed Form of Withdrawal of Acceptance by post or by hand to the transfer secretaries whose addresses are set out below AS SOON AS POSSIBLE so as to be received prior to the date upon which the offers become or are declared unconditional in all respects:

By Hand:	Posted to:
Ultra Registrars (Proprietary) Limited	Ultra Registrars (Proprietary) Limited
11 Diagonal Street	PO Box 4844
Johannesburg, 2001	Johannesburg, 2000
South Africa	South Africa

Capita IRG plc	Capita IRG plc
(trading as Capita Registrars)	(trading as Capita Registrars)
The Registry	The Registry
34 Beckenham Road	34 Beckenham Road
Beckenham	Beckenham
Kent	Kent
BR3 4TU	BR3 4TU
United Kingdom	United Kingdom

You should not send the Form of Withdrawal of Acceptance by fax or telex.

Reject Harmony’s Hostile and Unsolicited Offer

Uncertificated Gold Fields shareholders
Gold Fields shareholders who have dematerialised their Gold Fields shares and who wish to withdraw their acceptance of the early settlement offer and/or the subsequent offer should contact their CSDP or broker and furnish them with their instructions to withdraw such acceptance in order for their CSDP or broker to transmit their instructions to Harmony’s transfer secretaries. This should be done in terms of the agreement entered into between you, as a dematerialised shareholder, and your CSDP or broker.

Gold Fields ADS holders
If you hold your Gold Fields shares in the form of ADSs and you wish to withdraw your acceptance of the early settlement offer and/or the subsequent offer you must complete the enclosed GREEN Notice of Withdrawal. There are detailed instructions on the Notice of Withdrawal. You should read these instructions carefully. If you do not follow the instructions your withdrawal may be rejected.

Send the completed Notice of Withdrawal by post or by hand to The Bank of New York, as tender agent, whose address is set out below:

By Mail:	By Hand or Overnight Delivery:
The Bank of New York	The Bank of New York
Gold Fields Exchange	Gold Fields Exchange
Tender & Exchange Department	Tender & Exchange Department
P.O. Box 859208	161 Bay State Street
Braintree, MA 02185-9208	Braintree, MA 02185

If you have lost or did not receive your Notice of Withdrawal then additional copies may be obtained, free of charge, from Innisfree by calling +1 (877) 687 1871 or via the SEC website at www.sec.gov.

5	Possible tax consequences for Gold Fields shareholders
South African resident shareholders
There is no guarantee that South African tax resident Gold Fields shareholders will be able to benefit from the rollover relief provided in the Income Tax Act if they sell their shares in the early settlement offer. Rollover relief will only be available to such Gold Fields shareholders, other than certain trusts, if Harmony acquires more than 25% of the Gold Fields issued share capital and if the transaction complies with certain additional statutory requirements. If Harmony acquires 25% or less of the Gold Fields issued share capital South African tax resident shareholders who sell their Gold Fields shares or their Gold Fields ADSs in the early settlement offer may have to pay capital gains tax on any capital gains realised, in those instances where the Gold Fields shares (or ADSs) were held as capital assets or income tax where the Gold Fields shares (or ADSs) were held as stock-in-trade, despite the fact that they will not have received cash proceeds from the sale.

United Kingdom resident shareholders
Similarly, there is no guarantee that United Kingdom tax resident Gold Fields shareholders who accept the early settlement offer will be able to benefit from rollover relief in respect of the disposal of their Gold Fields shares or Gold Fields ADSs. Rollover relief will only be available to such shareholders if Harmony acquires more than 25% of the Gold Fields shares. If Harmony acquires 25% or less of the Gold Fields shares United Kingdom tax resident shareholders who sell their Gold Fields shares or their Gold Fields ADSs in the early settlement offer may have to pay tax on any capital gains realised even though they will not have received any cash proceeds from the sale.

United States resident shareholders
If Harmony fails to acquire at least 80% of the Gold Fields issued share capital pursuant to the Offer, a United States tax resident shareholder or ADS holder that exchanges Gold Fields shares or ADSs for Harmony shares or ADSs will recognise gain or loss for United States federal income tax purposes equal to the difference, if any, between the fair market value of the Harmony shares received and the relevant shareholder’s adjusted tax basis in the Gold Fields shares or ADSs exchanged.

Even if Harmony acquires the requisite amount of Gold Fields issued share capital, the United States tax treatment of the Offer is unclear, and Harmony’s United States filing itself recognises the risk that United States tax resident Gold Fields shareholders may nevertheless be subject to tax as described above.

6	Disclosure of interests
6.1	Gold Fields’ interests in Harmony securities None of Gold Fields or its subsidiaries holds any securities in Harmony.

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6.2	Directors’ interests in Gold Fields securities At the last practicable date, the direct and indirect interests of the Directors in respect of holdings of securities of Gold Fields were as follows:

	Interests in	Gold Fields shares	Options exercisable
	Gold Fields shares	subject to options	within 60 days(1)(2)

Ian D Cockerill	62,000	640,900	410,700
Nicholas J Holland	20	346,500	246,300
Christopher M T Thompson	155,000	300,000	213,400
Alan J Wright	135,690	45,000	45,000
Kofi Ansah	—	—	—
Michael J McMahon	—	41,000	41,000
Gordon R Parker	—	45,000	45,000
Patrick J Ryan	—	35,000	35,000
Tokyo M G Sexwale	—	22,000	22,000
Bernard R van Rooyen	59,276	45,000	45,000
Chris I von Christierson	—	20,000	20,000
Jakes G Gerwel	—	15,000	15,000
Rupert L Pennant-Rea	—	15,000	15,000

Total	411,986	1,570,400	1,153,400

(1)	This column shows the number of Gold Fields shares that may be acquired by Directors within 60 days from the date of this document pursuant to the exercise of share options.

(2)	Although no executive officers of Gold Fields currently hold Gold Fields shares, such executive officers have the ability to acquire 341,116 Gold Fields shares upon the exercise of share options within 60 days from the date of this document.

The above mentioned options were granted under the terms of the Gold Fields’ Management Incentive Plan or the Gold Fields Non-Executive Director Share Plan.

Save as disclosed above, none of the Directors owns or controls or is directly or indirectly interested in Gold Fields securities or any securities convertible into, rights to subscribe for, options in respect of, or derivatives referenced to, any Gold Fields securities.

6.3	Directors’ interests in Harmony securities At the last practicable date, none of the Directors were directly or indirectly interested in any holdings of Harmony securities.

6.4	Holdings in Gold Fields securities by concert parties
At the last practicable date, the Directors were unaware of any parties acting in concert with Gold Fields or who are subsidiaries of Gold Fields or who are acting in concert with such subsidiaries which owned or controlled any holdings of Gold Fields securities.

6.5	Holdings in Harmony securities by concert parties
At the last practicable date, the Directors were unaware of any parties acting in concert with Gold Fields or who are subsidiaries of Gold Fields or who are acting in concert with such subsidiaries which owned or controlled any holdings of Harmony securities.

6.6	Holdings in relevant securities by parties having arrangements
At the last practicable date, the Directors were unaware of any holding of securities in Gold Fields or Harmony owned or controlled by any person who had any arrangement, undertaking or agreement with Gold Fields or with any party acting in concert with Gold Fields.

6.7	Intention of the Directors
The Directors intend not to accept either the Early Settlement Offer or the Subsequent Offer in respect of their own beneficial holdings in Gold Fields securities which, in aggregate, amount to 411,986 Gold Fields Shares or approximately 0.08% of the total issued share capital of Gold Fields.

Reject Harmony’s Hostile and Unsolicited Offer

7	Disclosure of dealings for value
7.1	Gold Fields’ dealings for value in Harmony securities
During the period from 18 April 2004 (being six months prior to the offer period) to the last practicable date, Gold Fields has not dealt for value in Harmony securities.

7.2	Directors’ dealings for value in relevant securities
During the period from 18 April 2004 to the last practicable date, none of the Directors has dealt for value in Gold Fields securities or Harmony securities held during such period, whether directly or indirectly.

7.3	Dealings for value in relevant securities by concert parties
The Directors are unaware of any person acting in concert with Gold Fields or any of its subsidiaries which had dealt for value in securities of Gold Fields or Harmony held during the period from 18 April 2004 to the last practicable date.

7.4	Dealings for value in relevant securities by parties having arrangements
The Directors are unaware of any dealings for value in securities of Gold Fields or Harmony by any person who had any arrangement, undertaking or agreement with Gold Fields or with any party acting in concert with Gold Fields during the period from 18 April 2004 to the last practicable date.

8	Arrangements in relation to dealings
The Directors are unaware of any arrangement with, undertakings by, or agreements between Gold Fields and/or parties acting in concert with Gold Fields on the one hand and Harmony and/or parties acting in concert with Harmony on the other hand in relation to securities in Gold Fields or Harmony.

9	Directors’ service contracts The paragraphs below set out the material particulars of the service contracts with each of the executive directors and certain executive officers.

Save as referred to below, there is no other contract of service of any director of Gold Fields with Gold Fields or any of its subsidiaries.

9.1	Directors
Mr Ian D. Cockerill (Chief Executive Officer) and Mr Nicholas J. Holland (Chief Financial Officer) have each entered into two service agreements with subsidiaries of Gold Fields, one with Gold Fields Guernsey Limited (the “Guernsey Contract”) and the other with GFL Mining Services Ltd (the “GFL Contract”). The terms and conditions of employment for each of Mr Cockerill and Mr Holland are substantially similar save where otherwise indicated below.

The GFL Contract
Under the GFL Contract each executive director’s employment will continue until terminated upon six months’ notice by either party or his retirement (currently provided for at age 63). The employer can also terminate the executive director’s employment summarily for any reason recognised by law as justifying such summary termination. If the summary termination is due to the inability of the executive director (as a result of ill health or other cause) to provide his services for a continuous period of three consecutive months in any one year or more, he must also be paid in lieu of his six-month notice period.

Each executive director receives a gross remuneration package (“GRP”) valued as follows:
(i)	Mr Cockerill — R3,201,000; and
(ii)	Mr Holland — R1,985,000.

The value of the GRP is to be allocated amongst the following benefits: salary, compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments”; and “Pensionable Emoluments” being a rate between 50% and 100% of the GRP as elected by the executive director), voluntary participation in a vehicle scheme, compulsory medical coverage, and compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for each executive director to contribute 1% of the GRP to the Unemployment Insurance Fund (subject to any legislated contribution cap from time to time).

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Together with their salary entitlements under their Guernsey contracts (which are detailed below), the executive directors’ total salary payments from all group companies for the year ended June 2004 were as follows:
(i)	Mr Cockerill — R3,802,881; and
(ii)	Mr Holland — R1,909,507

In addition, each executive director is entitled to, inter alia, the following benefits under the GFL Contract:
(i)	participation in the GF Management Incentive Scheme at the discretion of the Company; and
(ii)	consideration for an annual (financial year) incentive bonus based upon the fulfilment of certain targets set by the Board of Directors. The amount and manner of any payment shall be determined by the Compensation Committee appointed by the Board. The annual bonus is set at a target of 50% of the value of the GRP (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the GRP) if targets are exceeded.

The GFL Contract also provides that in the event of the executive director’s employment being terminated solely as a result of a change of control (as defined), and within 12 months of the change of control, he is entitled to the following:
(i)	payment of an amount equal to twice his GRP; plus
(ii)	payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; plus
(iii)	any other payments and/or benefits due under his GFL Contract; plus
(iv)	payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; plus
(v)	an entitlement, for two years after the date of termination, subject to the relevant rules of the share option scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination.

A “change of control” for these purposes includes, but is not limited to, the acquisition by a third party of 30% or more of either the issued ordinary shares or the combined voting power of Gold Fields.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated the “change of control” provisions paraphrased above also apply.

Each executive director is subject to the following restrictive covenants.
(i)	he will not use or divulge any trade secrets without Board consent;
(ii)	he will surrender any written or electronic documentation relating to any trade secrets at the Board’s demand (and not keep any copies thereof);
(iii)	for a period of 24 months after his employment terminates, he will not induce, solicit, encourage or procure (or endeavour to do so) any employee to (a) terminate his employment with the Group or (b) become employed by or interested in any competitor of the Group;
(iv)	he will not provide any information acquired by him in the course of his association with or employment by the Company, to anyone, if the provision of the information results or may result in any of the Group’s employees becoming employed by or interested in any manner whatsoever (whether directly or indirectly) in any concern;
(v)	he will not solicit, interfere with or entice or endeavour to entice away from the Group any person who was an associate, customer or supplier of, or who was accustomed to dealing with, the Group, during the past two years; and
(vi)	he will not disclose any information which comes to his knowledge as a result of his employment or the termination thereof (but excluding information from an independent third person), which relates to any business/marketing method or practice, or any business/marketing associates of the Group.

A general exception to the various restrictions on disclosure of information is that the executive director is entitled to disclose information to such person(s) to whom it is necessary for the purpose of implementing his employment rights and obligations.

The Guernsey Contract
Each executive director’s agreement with Gold Fields Guernsey Limited provides for his salary payable under that agreement to be determined in dollars. Annual salaries are as follows:
(i)	Mr Cockerill — US$194,000; and
(ii)	Mr Holland — US$ 86,750.

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In addition, each executive director is entitled to be considered for an annual incentive bonus payment depending upon the fulfilment of certain targets as agreed between the executive director and the Board. The annual bonus is set at a target of 50% of the value of the annual salary (as provided above) (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the annual salary) if targets are exceeded.

The notice period under the Guernsey Contract is six months.

All conditions relating to the employment of the executive director other than with respect to remuneration apply to his employment under the Guernsey Contract. In addition, the Guernsey Contract expressly provides that the “change of control” clause in the GFL Contract also applies on the same terms in respect of remuneration paid under the Guernsey Contract.

Additional Information
Mr Cockerill also participated in a retention scheme in which he was entitled to a payment in January 2004 based upon the value of his stock options and emoluments. The scheme expired in January 2004 and no payment was made in terms of the scheme to Mr Cockerill.

Previous Service Contracts New GFL and Guernsey Contracts were entered into in August 2004 as authorised by the Compensation Committee on 18 August 2004, to take effect from 1 March 2004.

Material changes between the current version of the GFL Contracts and the version in operation prior to 18 August 2004 are as follows:

(i)	Remuneration — the current GFL Contracts were entered into to implement a GRP approach to remuneration which was introduced for the entire corporate office on 1 March 2004; the earlier service contracts did not utilise this approach but instead utilised a basic remuneration package (“BRP”) approach. Under the old BRP system, salary was quantified as a separate fixed component of the executive director’s overall remuneration package with company contributions to a retirement fund provided for in addition to salary (see below).

Under the old BRP system, the two executive directors were entitled to the following components of their remuneration packages which differ from their current remuneration packages:

(A)	Mr Cockerill — A BRP of R2,740,000 under the GFL Contract and compulsory retirement fund contributions (company contributions were set at 12% of the BRP and were in addition to the BRP; the executive director was able to elect a further 8% employer contribution which was sacrificed from the BRP).
(B)	Mr Holland — A BRP of R1,516,000 under the GFL Contract and compulsory retirement fund contributions (company contributions were set at 12% of the BRP and were in addition to the BRP; the executive director was able to elect a further 8% employer contribution which was sacrificed from the BRP).

Under the old contracts, the annual incentive bonus was based on BRP instead of GRP, but otherwise operated on the same terms as in the current contracts.

In addition, the new GFL Contracts contain a clause expressly requiring the executive directors to participate in a Group Personal Accident Policy.

(ii)	Change of control — the new contracts provide that in the event of termination of employment following a change in control, the Director would be entitled to the average of the incentive bonuses paid by the Company to the Director during the previous two completed financial years. The old contracts did not expressly provide for this.
(iii)	Retirement — a new clause was inserted into the new contracts to expressly provide for a retirement age of 63.

All other provisions of the executive directors’ old GFL Contracts were materially the same as their current GFL Contracts.

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The only change to the old versions of the Guernsey Contract was in respect of remuneration (to take account of the new GRP system as detailed above): Mr Cockerill previously received a salary of US$166,000 and Mr Holland received US$66,260. Current salary rates are provided above.

9.2	Executive officers
John A. Munro (Executive Vice President — International Operations), Craig J. Nelson (Executive Vice President — Exploration) and Michael J. Prinsloo (Executive Vice President — South African Operations) have also concluded service contracts with certain subsidiaries of Gold Fields. The terms of their respective contracts are substantially similar to the terms of Mr Cockerill and Mr Holland under the GFL and Guernsey Contracts detailed above except as set out below.

Mr. Munro has an employment agreement with GFL with a GRP valued at R1,545,700. Mr. Munro has an employment agreement with Gold Fields Guernsey Limited pursuant to which his annual salary is $71,500, and his annual bonus is set under both contracts at a target of 40% of the value of his annual salary.

Mr. Nelson has entered into a service agreement with Gold Fields Exploration, Inc. (the “GFE Contract”). The GFE Contract provides that Gold Fields can terminate his employment summarily or upon notice at any time for cause. If there is a “change in control” and Mr Nelson’s employment is terminated “other than for cause” or Mr Nelson resigns for “good reason” following a change in control, the GFE Contract provides for a payment of twice Mr Nelson’s annual salary. Mr Nelson’s BRP is valued at US$306,000 and in addition to his BRP he is entitled to the benefit of contribution into a retirement plan fund by his employer equivalent to 12% of his annual salary. Mr. Nelson’s Contract does not provide for voluntary participation in a vehicle scheme and his medical coverage is voluntary and paid for by the company. Mr. Nelson is entitled to insurance cover for accidental death or disability in the amount of three times his annual salary. Moreover, in addition to his participation in the GF Management Incentive Plan, Mr. Nelson’s Contract also entitles him to participate in the Exploration Incentive Plan. The GFE Contract does not require a compulsory contribution of 1% of GRP toward the Unemployment Insurance Fund.

Mr. Prinsloo (Executive Vice President, South African Operations) is party to a service agreement with GFI Mining South Africa (Pty) Limited. Mr. Prinsloo’s GRP is valued at R2,464,000 and his annual bonus is set at a target of 40% of GRP.

10	Consents
The following persons have given and not withdrawn their separate written consent to the issue of this document with reference to each of their names in the form and context in which they appear:

(i)	Goldman Sachs International;
(ii)	JPMorgan;
(iii)	Edward Nathan & Friedland (Proprietary) Limited;
(iv)	Linklaters;
(v)	Skadden, Arps, Slate, Meagher & Flom (UK) LLP;
(vi)	Webber Wentzel Bowens.

11	Documents available for inspection
The following documents, or copies thereof, are available for inspection during normal business hours at the registered office of Gold Fields at 24 St Andrews Road, Parktown, 2193, South Africa from the date of this document and will be available until the end of the offer period:

(i)	a signed copy of this document;
(ii)	the memorandum and articles of association of Gold Fields;
(iii)	the memorandum and articles of association of Harmony;
(iv)	the audited annual financial statements of Gold Fields for the last four financial periods ended 30 June 2001 to 30 June 2004;
(v)	the audited annual financial statements of Harmony for the last four financial periods ended 30 June 2001 to 30 June 2004;
(vi)	the written consents of the persons referred to in paragraph 10 above; and
(vii)	The letters from Goldman Sachs International and JPMorgan contained in Appendix 1 and Appendix 2, respectively.

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Appendix 4

Reconciliation of accounts

Income Statement — Harmony Group — referred to on page 13

(R million)	F2004	Q1F2005
Cash operating profit	580	133
Rehabilitation cost provision	26	(14)
Employment termination cost	(224)	(154)
Corporate, marketing and new business	(184)	(38)
Operating profit	198	(73)

Gold Fields (SA) — Reconciliation of Operating cost to Cash Operating cost — referred to on page 201

(R million)	Sep 02	Dec 02	Mar 03	Jun 03	Sep 03	Dec 03	Mar 04	Jun 04	Sep 04
Operating costs (as per income statement)	2,402.2	2,344.7	2,171.6	2,223.8	2,341.8	2,345.7	2,350.8	2,363.5	2,335.9
International operating costs	(802.5)	(761.7)	(617.2)	(653.4)	(656.0)	(654.5)	(707.0)	(710.7)	(672.2)
South African operating costs	1,599.7	1,583.0	1,554.4	1,570.4	1,685.8	1,700.2	1,643.8	1,652.8	1,663.7
Rehabilitation cost provision	(5.9)	(7.0)	(6.5)	(6.5)	(9.0)	(9.0)	(9.2)	(9.3)	(9.7)
Employment termination cost	(8.0)	(12.0)	(10.0)	(5.0)	(7.9)	(16.0)	(13.4)	(34.3)	(15.9)
Corporate, marketing and new business	(82.0)	(76.0)	(75.5)	(63.0)	(53.0)	(61.5)	(57.1)	(54.0)	(58.4)
Cash operating cost	1,503.8	1,488.0	1,462.4	1,495.9	1,615.9	1,613.7	1,564.1	1,555.2	1,579.7

Gold produced (kilograms)	25,179	24,603	23,751	22,293	22,102	21,714	21,624	21,764	21,779
Cash operating cost (Rand per kilogram)	59,724	60,480	61,572	67,102	73,111	74,316	72,332	71,457	72,533

Value creation of Gold Fields International transaction — referred to on page 23

GFI assets in GFL portfolio	Refers to 70% implied market value of IAMGold on 11 August 2004
Transaction announcement	Value created on immediate re-rating on capturing IAMGold’s market value premium
Subsequent re-rating	Participation in IAMGold share increase post transaction announcement to 14 October 2004
Value creation from IAMGold transaction	Total value created from 11 August 2004 to 14 October 2004

1 As per Gold Fields quarterly published reports except for employee termination costs which are company numbers

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Appendix 5

Definitions

In this document and the annexures, unless the context indicates a contrary intention, an expression which denotes any gender includes the other genders, a natural person includes a juristic person and vice versa, the singular includes the plural and vice versa, and the following expressions bear the meanings assigned to them below:

“the Board” or “the Directors” or “the Board of Directors”	the Board of Directors of Gold Fields;
“C$”	Canadian Dollars;
“the Companies Act”	the Companies Act, 1973 (Act 61 of 1973), as amended;
“CPR”	the competent persons report prepared by Steffen, Robertson and Kirsten contained within the Harmony offer document;
“the Code”	the Securities Regulation Code on Take-overs and Mergers and Rules of the SRP issued by the SRP in terms of the Act;
“Competition Tribunal”	the South African Competition Tribunal;
“CSDP”	Central Securities Depository Participant;
“Deposit Agreement”	the deposit agreement among Gold Fields, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs dated as of 2 February 1998, as amended and restated as of 21 May 2002;
“early settlement offer”	the offer by Harmony to acquire up to 34.9% of the issued Gold Fields shares subject to the conditions set out in the offer document;
“EBITDA”	earnings before interest, tax, depreciation and amortisation;
“Exchange Ratios”	the ratio of 1.275 new Harmony shares for each Gold Fields share and the ratio of 1.275 new Harmony ADSs for each Gold Fields ADS;
“F2004”	the twelve month period ended 30 June 2004;
“Gold Fields” or “the Company” or “GFL”	Gold Fields Limited, a company incorporated in South Africa;
“Gold Fields ADRs”	Gold Fields American Depositary Receipts issued under the Deposit Agreement evidencing the right to a Gold Fields ADS;
“Gold Fields ADSs”	Gold Fields American Depositary Shares, each representing one Gold Fields share, evidenced by ADRs;
“Gold Fields International”	IAMGold upon the completion of the IAMGold transaction assuming the resolution to approve the change of name is passed at the general meeting;
“Gold Fields International transaction”	the acquisition by Gold Fields of IAMGold by way of a reverse takeover as more fully described in the separate circular to Gold Fields shareholders dated 1 November 2004;
“Gold Fields shareholders”	the holders of Gold Fields shares and, where the context so requires, holders of Gold Fields ADSs;
“Gold Fields shares”	ordinary shares of Rand 50 cents each in the issued share capital of Gold Fields;
“Goldman Sachs”	Goldman Sachs International;
“Harmony”	Harmony Gold Mining Company Limited, a company incorporated in South Africa;
“Harmony ADSs”	American Depositary Shares, each representing one Harmony share;
“Harmony offer document”	the offer document sent by Harmony to Gold Fields shareholders dated 20 October 2004 and containing details of the Offer;

Reject Harmony’s Hostile and Unsolicited Offer

“Harmony shares”	ordinary shares in the capital of Harmony;
“IAMGold”	means IAMGold Corporation, a corporation incorporated under the laws of Canada;
“Income Tax Act”	the South African Income Tax Act, 1962 (Act 58 of 1962), as amended;
“JPMorgan”	J.P. Morgan Plc;
“the JSE”	the JSE Securities Exchange South Africa;
“last practicable date”	29 October 2004, being the last practicable date before finalisation of this document;
“LOM”	life of mine;
“Mvelaphanda”	Mvelaphanda Resources Limited;
“Norilsk”	OJSC MMC Norilsk Nickel;
“NPV”	net present value;
“NYSE”	the New York Stock Exchange;
“the Offer”	the two-stage proposal made by Harmony to acquire Gold Fields shares and Gold Fields ADSs, comprising the early settlement offer and the subsequent offer;
“offer period”	has the same meaning as defined in the Code;
“Q1 2005”	the three month period ended 30 September 2004;
“R” or “Rand”	South African Rand, the official currency of South Africa;
“SEC”	United States Securities and Exchange Commission;
“security”	any shares in the capital of a company including stock and debentures convertible into shares and any rights or interests in a company or in respect of any such shares, stock or debentures, and including any “financial instrument” as defined in the Financial Markets Control Act, 1989 (Act 55 of 1989);
“South Africa”	the Republic of South Africa;
“the SRP”	the Securities Regulation Panel, established in terms of section 440B of the Act;
“STRATE”	STRATE Limited, a clearing and settlement system for share transactions on the JSE to be settled and the transfer of ownership to be recorded electronically (registration number 1998/022242/06), a registered central securities depository;
“the subsequent offer”	the offer by Harmony to acquire the remaining Gold Fields shares and Gold Fields ADSs not tendered pursuant to the early settlement offer subject to the conditions set out in the offer document;
“United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“US$” or “dollars”	United States Dollars; and
“VWAP”	volume weighted average price.

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Corporate information

Company Secretary and Registered Office
Cain Farrel
24 St Andrews Road
Parktown, 2193
South Africa

Joint Financial Advisers
Goldman Sachs International
13th Floor, The Forum
2 Maude Street
Sandton, 2196
South Africa

J.P. Morgan Plc
10 Aldermanbury
London EC2V 7RF
United Kingdom

Company Sponsor
JPMorgan
1 Fricker Road, corner Hurlingham Road
Illovo, 2196
(PO Box 934, Johannesburg, 2000)
South Africa

Legal Advisers to the Financial Advisers
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
South Africa
Company Directors
Ian D Cockerill
Nicholas J Holland
Christopher M T Thompson
Alan J Wright
Kofi Ansah
Michael J McMahon
Gordon R Parker
Patrick J Ryan
Tokyo M G Sexwale
Bernard R van Rooyen
Chris I von Christierson
Jakes G Gerwel
Rupert L Pennant-Rea

Legal Advisers to Gold Fields
South Africa:
Edward Nathan & Friedland (Proprietary) Limited
4th Floor, The Forum
2 Maude Street
Sandton, 2196
South Africa

International (including United States):
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

Special United States Counsel:
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London, E14 5DS
United Kingdom

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BASTION GRAPHICS

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www.goldfields.co.za